Exhibit 1

NEWS RELEASE

North American Palladium Appoints Chief Executive Officer

Toronto, Ontario, March 21, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to announce the appointment of Phil du Toit as President and Chief Executive Officer (“CEO”) of the Company, effective March 25, 2013.

Mr. du Toit is an accomplished mining executive with a proven track record for executing on his management mandates throughout his career. Mr. du Toit brings significant project management expertise to the CEO role, developed during his 37 years of global experience in the mining industry which included senior roles for some of the world’s leading mining companies, and the successful development of multiple large capital projects.

Recently, Mr. du Toit served as Executive Vice President and Head of Mining Projects and Exploration for ArcelorMittal, the world’s leading integrated steel and mining company, where he was responsible for mining strategy, exploration, project and business development. His experience also includes serving as interim CEO of Baffinland Iron Mines Corp., as well as having held various senior management positions for Vale, Diavik Diamond Mines (a subsidiary of Rio Tinto plc), Voest Alpine Inc., and Gencor Ltd. He holds a Bachelor of Science degree in Civil Engineering from the University of Pretoria in South Africa.

“We are pleased to welcome Phil to the executive team and look forward to his leadership in furthering North American Palladium’s growth strategy,” said Robert Quinn, NAP’s Chairman. “Phil has an exceptional track record for successfully managing large capital projects and his expertise will be an asset to our expanding palladium operations. On behalf of the Board, I would also like to thank André Douchane for his contributions as interim CEO during the last several months.”

“I am very pleased that we were able to attract Phil as CEO,” added Mr. Douchane. “I look forward to working closely with him over the next several weeks to ensure a speedy and efficient transition.”

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com